UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 16, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 October 2025 entitled ‘Vodafone Türkiye Acquires 5G Spectrum’.

16 OCTOBER 2025

VODAFONE TÜRKİYE ACQUIRES 5G SPECTRUM
Vodafone Türkiye has successfully acquired a total of 100 MHz of spectrum in today's 5G auction, which was conducted by the Information and Communication Technologies Authority ('ICTA'), for a total cost of US$627 million (€539 million).
The spectrum acquired is comprised of 2 x 10 MHz in the 700MHz band and 80 MHz in the 3.5GHz band and will be used by Vodafone Türkiye to drive the country's digital transformation, with 5G services expected to be launched during 2026.
The spectrum will be available from April 2026 and has a licence duration of almost 17 years (expiring on 31 December 2042). Payments will be phased over three financial years1, with an initial instalment of US$209 million (€180 million) due in January 2026 and two further equal payments of US$209 million (€180 million) each due in December 2026 and May 2027 respectively.
In addition to the 5G auction, renewal terms for existing spectrum licences (due to expire in 2029) have been agreed. All operators will pay an annual licence fee (5% of mobile service revenue) to retain their existing spectrum holding from 2029 onwards, providing greater long-term certainty and helping to promote a healthier market environment.
Vodafone Türkiye's spectrum holdings before and after the 5G auction is as follows:
	Existing Holding	Purchased	Post-purchase and renewal terms
700 MHz		2 x 10 MHz (Exp. 2042)	2 x 10 MHz
800 MHz	2 x 10 MHz (Exp. 2029)		2 x 10 MHz
900 MHz	2 x 12.4 MHz (Exp. 2029)		2 x 12.4 MHz
1800 MHz	2 x 10 MHz (Exp. 2029)		2 x 10 MHz
2100 MHz	2 x 15+5 MHz (Exp. 2029)		2 x 15+5 MHz
2600 MHz	2 x 15+10 MHz (Exp. 2029)		2 x 15+10 MHz
3.5 GHz		80 MHz (Exp. 2042)	80 MHz

1.     All payments are interest free.

Notes
1.   All Euro denominated figures are based on a US$:EUR exchange rate of US$1:€0.86
2.   Amounts quoted do not include VAT.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.
We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million global IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's purpose is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 16, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary